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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 1
                               (FINAL AMENDMENT)
                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                          U.S. OFFICE PRODUCTS COMPANY

                           (Name of Subject Company)

                           CDR-PC ACQUISITION, L.L.C.
              CLAYTON, DUBILIER & RICE FUND V LIMITED PARTNERSHIP
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE

                         (Title of Class of Securities)

                                  912 325 107

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                DONALD J. GOGEL
                            CLAYTON, DUBILIER & RICE
                           FUND V LIMITED PARTNERSHIP
                                1403 FOULK ROAD
                                   SUITE 106
                           WILMINGTON, DELAWARE 19803
                                 (302) 477-1679

                 (Name, address and telephone number of person
                authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                                WITH A COPY TO:

                           FRANCI J. BLASSBERG, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 909-6531

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    CDR-PC ACQUISITION, L.L.C. hereby amends and supplements its Tender Offer
Statement on Schedule 14D-1 filed on May 4, 1998 (the "Schedule 14D-1"). Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed to them in the Schedule 14D-1. This is the final amendment to the Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    Item 1(b) is hereby amended and supplemented by adding the following:

    As of the Expiration Date, there were approximately 142,096,774 Shares issued and outstanding, and options to acquire approximately 21,970,107 Shares were issued and outstanding. Issued and outstanding Shares do not include 4,561,716 Shares issued as a result of acceptance of Shares underlying options in the offer.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 4(a) is hereby amended and supplemented by adding the following:

    The Company paid $934,568,651 in cash to acquire the Shares purchased in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

    The response to Item 10 is amended by adding the following:

    On June 8, 1998 the Company issued a press release (the "Press Release") announcing the final results of the Company's offer to purchase Shares, which expired at 12:00 Midnight, New York time, on Monday, June 1, 1998 (the "Expiration Date"). According to the depositary, there were validly tendered and not properly withdrawn a total of 159,388,080 Shares, of which 19,631,260 were Shares underlying stock options. Because the number of Shares tendered exceeded the 37,037,037 sought for purchase, the Company is prorating the number of Shares it will purchase from each participant in the offer. The final proration factor as determined by the depositary is 23.237%. The Press Release is incorporated herein by reference to Exhibit (a)(xiii) to the Company's Schedule 13E-4, as amended.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    Item 11 is hereby amended and supplemented by adding the following exhibits:

        *(a)(xii) Text of a press release issued by the Company on June 2, 1998.

        *(a)(xiii) Text of the Press Release issued by the Company on June 8, 1998.

        *(c)(i) Agreement dated as of January 13, 1998, between U.S. Office Products Company and Jonathan J. Ledecky, as amended June 8, 1998.

------------------------

* Incorporated herein by reference to the exhibits of the same number to the Company's Schedule 13E-4, filed on May 4, 1998, as amended.

                                       2
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                CDR-PC ACQUISITION, L.L.C.

                                By:  /s/ DONALD J. GOGEL
                                     -----------------------------------------
                                     Donald J. Gogel
                                     President

                                CLAYTON, DUBILIER & RICE FUND V
                                LIMITED PARTNERSHIP

                                By:  CD&R Associates V Limited Partnership, the
                                     General Partner

                                By:  CD&R Investment Associates II, Inc., its
                                     managing general partner

                                By:  /s/ WILLIAM A. BARBE
                                     -----------------------------------------
                                     William A. Barbe
                                     Vice President, Secretary and Treasurer

Dated: June 15, 1998